Exhibit 99.1

1 May 2024

Metals Acquisition Limited Announces Appointment of Leanne Heywood to the Board of Directors

ST. HELIER, Jersey - (BUSINESS WIRE) - Metals Acquisition Limited (NYSE: MTAL; ASX:MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”) is pleased to announce the appointment of Ms. Leanne Heywood as a Non-Executive Director to the Company’s Board of Directors, effective 1 May 2024.

Ms. Heywood is an experienced non-executive director with broad general management experience gained through an international career in the mining sector, including 10 years with the Rio Tinto Copper Group.

Ms. Heywood currently serves as a non-executive director, and is responsible for a diverse range of committee chairs and committee memberships for Arcadium Lithium (NYSE:LTHM), a global lithium chemicals producer, Midway Limited (ASX: MWY) a wood fibre processor and exporter, Quickstep Holdings Ltd, a global manufacturer of composite solutions for the Defence and Commercial aerospace sectors, and Snowy Hydro Limited, an integrated energy company supporting the transition to renewables.

Ms Heywood received the 2021 Medal of the Order of Australia and was named 2019 NSW Business Women of the Year. She holds a Bachelor of Business (Accounting), an Executive MBA (Melbourne Business School) and is a member of the Australian Institute of Company Directors (GAICD) and CPA Australia (FCPA).

Patrice Merrin, Chair of the Board of MAC commented, “We are pleased to welcome Leanne to the Board. Leanne brings profound experience in audit, risk, people and remuneration which will further complement the board. We look forward to the contribution Leanne will make to the Company and believe an appointment of this calibre is testament to the organisation we are building.”

Joint Company Secretarial Appointment

The Company also announces the appointment of Mr. Chris Rosario to joint company secretary. Mr. Rosario is currently General Counsel and will add the responsibilities of joint company secretary, to be shared with current company secretary, Mr. Trevor Hart. Before joining MAC in August 2023, Mr. Rosario was a partner at an international law firm and led the team advising MAC on its acquisition and financing of the CSA Copper Mine.

-ENDS-

This announcement is authorised for release by the Chief Executive Officer.

Contacts Mick McMullen Chief Executive Officer Metals Acquisition Limited. investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.